                                                                     EXHIBIT 2.4

Frank L. Broyles
State Bar No. 03230500
Paul A. Mohtares
State Bar No. 14253600
Goins, Underkofler, Crawford
  & Langdon
1601 Elm Street
Suite 3300
Dallas, Texas 75201
(214) 969-5454
(214) 969-5902 Fax
Attorneys for the Debtor as Debtor-in-Possession

                     IN THE UNITED STATES BANKRUPTCY COURT
                      FOR THE NORTHERN DISTRICT OF TEXAS
                                DALLAS DIVISION


In re: Aviva America, Inc.

Debtor-in-Possession                                     CASE NO.00-34671-bjh-11

Tax ID# 98-0032906                                                    Chapter 11



                           DEBTOR'S CHAPTER 11 PLAN

                           DATED SEPTEMBER 28, 2000

                               A.  Introduction

     Aviva America, Inc. agrees to settle all Pre-Petition Claims and administrative claims against it by paying the holders of those claims in accordance with its confirmed Chapter 11 Plan as set forth below. The Chapter 11 Plan incorporates by reference the confirmation order confirming the plan and any amendments to the plan as permitted by law and any Court orders allowing those amendments.

                               B.  Definitions

     This Plan of Reorganization uses terms identified below, which have the meanings and, when applicable, applications as set forth below.


Chapter 11 Plan Dated September 28, 2000                                  Page 1
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     Administrative Claims - Claims given administrative priority pursuant to the 11 U.S.C. 507(a)(1). Administrative claims include both pre and post confirmation obligations to the United States Trustee.

     Administrative Claims Deadline - The last day for filing requests for payment of administrative claims or expenses. That date is two (2) weeks after the Effective Date, however, a holder of an unliquidated administrative claim preserves its right to file an administrative claim by filing, before the Administrative Claims Deadline, notice of intent to file administrative claim which includes a good faith estimate of the amount of the claim. The United States Trustee does not have to file administrative claims.

     Allowed Claim - The amount of a claim that is allowed by the Court. If a proof of claim has been filed and no objection to the proof of claim has been filed by the Effective Date/1/, then the allowed amount of the claim will be the amount as filed. The allowed amount of all other claims will be the amount set forth in the Debtor's Schedules, as they may be amended, unless the Schedules, as they may be amended, list the claim as disputed or unliquidated, does not list any amount, or an objection is filed as to the amount listed. In such cases, the Allowed Claim will be determined by Court order.

     Amended Proof of Claim Bar Date - The last day for a holder of any prepetition claim to amend any previously filed proof of claim unless the Debtor consents to a later amendment, or the Court otherwise allows. The Amended Proof of Claim Bar Date is the Confirmation Date. In the event that an original proof of claim for an allowed claim is filed after the Amended Proof of Claim Bar Date but before the Bar Date, it cannot be amended without Court order or consent of the Debtor.

     Bar Date - The last day for a claim holder [other than a holder of an administrative claim] to file an original proof of claim. For all entities other than governmental entities that date is the Effective Date for creditors who were sent notice of the Confirmation Hearing and November 29, 2000 for those creditors who did not receive notice of the Confirmation Hearing prior to that hearing.

     Claim -  "Claim" as defined in the Code, (S) 101(5).

     Claimant - The holder of a claim against, or equity interest in, the
                Debtor.

     Code - The United States Bankruptcy Code [Title 11 of the United States
            Code]

     Confirmation Date - The date the order confirming the Plan was entered, unless the confirmation order is timely appealed, in which case the applicable date is the date

______________________________

/1/ Or if a filed objection has been withdrawn

Chapter 11 Plan Dated September 28, 2000                                  Page 2
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

the Confirmation Order becomes final and not subject to further appeal. If an amended confirmation order is entered, the date the original confirmation order was entered remains the Confirmation Date unless the amended confirmation order states otherwise.

     Convenience Claims - General unsecured claims whose allowed amount is not greater than $500.00, including claims whose holders voluntarily reduce their claim amount to $500.00. If there is more than one holder of claims arising out of the unsecured claims of a single creditor, the Convenience Claim status will apply only if all holders agree to collectively reduce their total collective claim to $500.00. This amount is subject to approval and change by the Court pursuant to Code section 1122(b).

     Court - The United States Bankruptcy Court for the Northern District of Texas, Dallas Division.

     Debtor - Aviva America, Inc., a Delaware Corporation.

     Effective Date or Effective Date of the Plan - Ten (10) days after the Confirmation Date.

     Late Filed Claim - Any original proof of claim filed after the Effective Date without leave of Court or consent of the Debtor.

     Litigation Claims - Claims by plaintiffs or cross-plaintiffs in currently pending litigation.

     MMS - Minerals Management Service of the United States Department of the Interior.

     Plan of Reorganization or Plan - Any Debtor's Plan of Reorganization as confirmed by a final original or modified order of the Court.

     Pre-Petition Claims - Claims, as defined in the Code, existing at the time the Debtor filed its voluntary Chapter 11 petition.

     Recovery Limitation - the limitations on total payments to holders of Classes 5, 6A and 7. A holder of more than one claim in these Classes (e.g., a holder of a class 6 claim and a class 7 claim) cannot recover in total more than the Recovery Limitation. If an original holder of more than one such claim has transferred one or more of the claims, the transferees and the original holder shall be subject to a single Recovery Limitation.


Chapter 11 Plan Dated September 28, 2000                                  Page 3
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

     Rejection Claim - The unsecured portion of any unexpired lease or rejected executory contract.

     Reorganized Company or Reorganized Debtor - Aviva America, Inc. on and after the Effective Date.

     Substantial Consummation of the Plan or Substantial Consummation - This is a Code defined term under Section 1121(b). Under the Plan, Substantial Consummation will occur on the Effective Date. Substantial Consummation has three elements: transfer of all or substantially all of property proposed by plan to be transferred; (2) assumption by debtor or by successor to debtor under plan of business or of management of all or substantially all of property dealt with by plan; and (3) commencement of distribution under plan. The Debtor anticipates that the Plan will be substantially consummated on the Effective Date.

     Unliquidated Claim - a claim against the Debtor which is not disputed as to liability but as to which the amount is uncertain. A holder of a contingent liability against the Debtor holds an unliquidated claim.

                  C.  Classification of Claims and Interests

     The claims and interests against the Debtor are classified into nine categories, not counting administrative claims. A holder of a given class of claim is a holder of that class of claim whether that person was the original creditor or holds the claim by reason of assignment or other transfer of the claim. A person may be a holder of more than one class of claim. To the extent a person is the holder of more than one class of claim, that person shall vote such classes separately. The debtor or other creditor may object to the claimed amount or classification on a ballot. The failure of the creditor to properly identify the amount or class on his/her/its ballot shall permit the Debtor to make a good faith determination of the amount and classification for voting purposes.

     In the event that the amount [or classification] of a claim is disputed or unliquidated, for voting purposes the Court, upon evidentiary hearing requested by the debtor or creditor, may estimate the amount of the claim and determine its classification for voting purposes without prejudice to any actual determination of the amount or classification for distribution purposes.

Administrative Claims - These are claims for expenses against the Debtor which occurred after the entry of order for relief on July 21, 2000 and which are entitled to priority pursuant to 11 U.S.C. 507(a)(1). Administrative Claims are not entitled to vote.

Secured Claims


Chapter 11 Plan Dated September 28, 2000                                  Page 4
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

Class 1 - Contingent Secured Claim held by Crosby Capital LLC as of the petition date.

Priority Unsecured Claims

Class 2 - Unsecured claims of the United States pursuant to Section 507(a)(8).

Class 3 - Priority Tax Claims held by any State.

General Unsecured Claims

Class 4 - Convenience Claims - As defined in the definitions section above.

Class 5 - Unsecured Claims originally held by and payable to trade vendors and contractors essential to the ongoing business of the Debtor, which trade vendor and contractor claims are identified in the Disclosure Statement as Exhibit 7. That Exhibit is incorporated as part of this Plan.

Class 6 - All other unsecured claims except late-filed claims and the Class 1 Deficiency claim. Class 6 includes but is not limited to Rejection Claims and Litigation Claims. Class 6 claims are divided into two subclasses, 6A and 6B. Subclass 6A is comprised of all Class 6 claims other than claims held by Dynegy Midstream Services, Limited Partnership. Subclass 6B are the claims held by Dynegy Midstream Services Limited Partnership, including the claim evidence by Dynegy's proof of claim filed in the amount of $13,468.18 on or about September 12, 2000.

Class 7 - Deficiency Claim held by the holder of the Class 1 Secured Claim.

Class 8 - Late Filed Claims.

Class 9 - Equity Interests in the Debtor.

                     D.  Treatment of Claims and Interests

Administrative Claims.

     Allowed Administrative Claims will be paid in full, in cash, on or before
the Effective Date or the date the claim is allowed, whichever is later.   The
Reorganized Debtor will pay all fees of the United States Trustee (whether liability for such fees accrued pre or post confirmation) in accordance with their terms and as they come due and in accordance with 11 U.S.C. Section 1930(a)(6).

Chapter 11 Plan Dated September 28, 2000                                  Page 5
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

Class 1 - Secured Claim of Crosby Capital LLC.

     Class 1 is a secured claim held on the petition date by Crosby Capital LLC. This claim will be satisfied in full by transferring to its holder at the time of transfer a one hundred percent equity interest in the Reorganized Debtor. It is anticipated that the equity interest will be transferred within ten days after Aviva Operating or its assignee receives transfer of the claim from Crosby pursuant to the loan settlement agreement.

Class 2 - Priority Unsecured Claims of the United States.

     Holders of Allowed Class 2 Claims will be paid in $5,000 monthly installments until such claims are paid in full, with the first payment being made on or before one month after the Effective Date. The Reorganized Debtor may prepay Class 2 Claims.

Class 3 - Priority Tax Claims of any State.

     Holders of Allowed Class 3 Claims, if any, will be paid in 20 equal quarterly installments beginning on the later of the first day of the calendar quarter following: (i) the Effective Date or (ii) the date the claim is allowed. Reorganized Debtor may prepay Class 3 Claims, at the election of the Reorganized Debtor.

Class 4 - Convenience Claims -

     Holders of Allowed Class 4 Claims will be paid in full, in cash, on or before the one year anniversary of the Confirmation Date. All Convenience Claims will be paid at the same time, and each claimant will be paid by single payment.

Class 5 - General Unsecured Claims of Trade Creditors Considered Essential to the Reorganized Business

     Holders of Allowed Class 5 claims shall receive in full satisfaction of any allowed claim, ten percent of their allowed claim, not to exceed a total payment of $10,000, to be paid in five equal annual installments, or, at the election of the holder made in writing before the Effective Date, a lump sum payment of five percent (not to exceed $5,000) of the Allowed Claim.

     Annual payments will be made beginning one month after the Effective Date and on each of the following four anniversaries of the first payment. The lump sum payment, if timely elected, will be made on or before the second monthly anniversary of the Effective Date.

     The payments provided for herein will be in full satisfaction of all obligations to holders of Class 5 claims, and any unexcused failure of the Reorganized Debtor to make such payments shall give the holder only a breach of contract claim for payment of the amounts provided for herein.


Chapter 11 Plan Dated September 28, 2000                                  Page 6
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

     Pursuant to Exhibit 6 attached to the Disclosure Statement Aviva Operating Company, an affiliate of Debtor, has agreed to purchase each Class 5 Claim from its original holder for 95 percent of the Allowed Claim amount and be substituted in as the holder of such Class 5 Claim. This is an election by each creditor or Holder of a Class 5 claim. The election by the Holder must be made on or before the Effective Date.

Class 6 - General Unsecured Claims Other than Class 4 and Class 5 Claims.


     Subclass 6A. Holders of Allowed Class 6A claims shall receive in full satisfaction of any allowed claim, ten percent of their allowed claim, not to exceed a total payment of $10,000, to be paid in five equal annual installments, or, at the election of the holder made in writing before the Effective Date, a lump sum payment of five percent (not to exceed $5,000) of the Allowed Claim.

     Annual payments will be made beginning one month after the Effective Date and on each of the following four anniversaries of the first payment. The lump sum payment, if timely elected, will be made on or before the second monthly anniversary of the Effective Date.

     The payments provided for herein will be in full satisfaction of all obligations to holders of Class 6A claims, and any unexcused failure of the reorganized debtor to make such payments shall give the holder only a breach of contract claim for payment of the amounts provided for herein.

     The claims obtained by Aviva Operating Company or its assignee as a result of the Pogo Settlement are class 6A claims.

     Subclass 6B. On the Effective Date all of the Debtor's interest in the Yscloskey Plant and related contracts shall be deemed assigned to Dynegy Midstream Services Limited Partnership free and clear of all liens and encumbrances of any holder of a claim against the Debtor and all of Debtor's obligations to Dynegy shall be released, including Debtor's obligations under the proof of claim filed by Dynegy in this case on or about September 12, 2000. The Assignment made to Dynegy herein does not include the suspended revenues being held by Debtor. All these suspended revenues, upon the assignment contemplated by this paragraph, will become the property of the Reorganized Debtor and the assignee will assume the liabilities to the third parties represented by those suspended revenues. Debtor will sign those documents reasonably necessary to evidence the transfer.

Class 7 - Deficiency Claim of Holder of Class 1 Secured Claim.

     The holders of any allowed Class 7 claim shall receive in full satisfaction of any allowed claim, Thirty Thousand and no/oo dollars, to be paid in five equal annual


Chapter 11 Plan Dated September 28, 2000                                  Page 7
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

installments, or, at the election of the holder made in writing before the Effective Date, a lump sum payment of Fifteen Thousand and no/oo dollars.

     Annual payments will be made beginning one month after Aviva Operating Company or its designee acquires the Class 7 Claim. The lump sum payment, if timely elected, will be made on or before the second month after Aviva Operating Company or its designee acquires the Class 7 Claim.

     The payments provided for herein will be in full satisfaction of all obligations to holders of Class 7 claims, and any unexcused failure of the reorganized debtor to make such payments shall give the holder only a breach of contract claim for payment of the amounts provided for herein.

Class 8 - Late Filed Claims.

     All holders of Late Filed Claims as defined shall be paid $1.00 in full satisfaction of their claim amount.

Class 9 - Equity Interests in the Debtor.

     All equity interests of the Debtor shall be transferred to the holder of the Class 1 Claim or its designee. The transfer is anticipated to occur within ten days after Aviva Operating or its designee completes acquisition of the Class 1 Claim from Crosby Capital L.L.C.

Interest on Claims

     Interest on Allowed Claims will not be paid unless required by law, in which case the Holder will be paid interest in accordance with an order allowing claim interest. A Holder who believes he/she/it is entitled to receive interest on his/her/its claim must seek an order by filing, before the Bar Date, a Motion to Allow Interest on Claim.

                 E.  Executory Contracts and Unexpired Leases

     All executory contracts and unexpired leases shown on Exhibit 5 attached to the Disclosure Statement will be assumed on the Effective Date. All other executory contracts and unexpired leases, unless previously assumed pursuant to Court order, are rejected.

     Any individual or entity holding a Claim based upon the rejection of an executory contract or unexpired lease pursuant to this Article must file a Rejection Proof of Claim with the Bankruptcy Court and send a copy to Debtor's counsel by certified mail, return receipt requested, before the Effective Date. Failure to timely follow this


Chapter 11 Plan Dated September 28, 2000                                  Page 8
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

procedure is deemed an automatic waiver and relinquishment to the debtor of any such rejection claim.

                             F.  Causes of Action

     The Debtor and the Reorganized Debtor may have claims and causes of action against various entities. To the extent that the Bankruptcy Court has jurisdiction to adjudicate such claims and causes of action, they may be, at Debtor's or Reorganized Debtor's election, adjudicated in the Bankruptcy Court. Other claims and causes of action may be brought in a court or tribunal of appropriate jurisdiction. The Debtor and Reorganized Debtor shall have total discretion in deciding whether or not to bring any claim or cause of action against any third party, and no third party shall have any claim against the Debtor, Reorganized Debtor, or their officers, directors, employees or agents for failure to bring any such third party claim.

                         G.  Modifications of the Plan

     The Debtor may modify the Plan at any time prior to or after Confirmation Date pursuant to the terms of the Code, including Section 1127(b).

                          H. Effects of Confirmation

     As of the Effective Date, title to all property of the Debtor and the Debtor's estate shall be vested in the Reorganized Company, and such property and the Reorganized Company's operations shall no longer be subject to the jurisdiction of the Bankruptcy Court, except as specifically provided below.

     As of the Effective Date, all general unsecured pre-petition debts of Debtor, including rejection claims but excluding assumed executory contracts, shall be discharged and replaced by the obligations set forth in the Plan.

     Except as otherwise expressly provided in the Plan, the confirmation of the Plan discharges the Debtor, as of the Effective Date, from any Claim that arose before the Confirmation Date, and from any liability of a kind specified in Sections 502(g), 502(h) and 502(i) of the Bankruptcy Code, whether or not (1) a proof of claim is filed or deemed filed, (2) such Claim is allowed under Section 502 or (3) the holder of such Claim has accepted the Plan.

     All obligations to the Debtor and its creditors, and the Bankruptcy Estate by any official committee, any attorney for any official committee, and Debtor's attorneys shall terminate on the Effective Date.

     All holders of claims, who accept benefits under this Plan of Reorganization, including benefits resulting from assignment and transfer of claims, shall be deemed to



Chapter 11 Plan Dated September 28, 2000                                  Page 9
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

be doing business in Dallas County Texas for purposes of minimum contacts with the jurisdiction. Any entity or individual who does not want to consent to minimum contracts with the jurisdiction, may assign his, her or its claim to the Reorganized Debtor or Debtor prior to the receipt of any benefits under this Plan and before the holder has otherwise consented to minimum jurisdiction of the jurisdiction.

                          I.  Default Under the Plan

     If Reorganized Debtor defaults under the Plan after Substantial Consummation, then each creditor affected by the Default, in order to preserve its rights under the Plan, must send written notice, certified mail, return receipt requested to the Reorganized Debtor, and its attorneys at the addresses listed herein or at such other changed addresses given pursuant to the change of address provisions provided in this Plan. Such notice must be sent within four
(4) months of the default. The notice must specify the nature of the default and the action that the Creditor believes is required to cure the default. The Reorganized Debtor shall have one (1) month to cure the default. In the event that the Reorganized Debtor fails to cure the default, then the Creditor's sole remedy shall be to file a lawsuit for breach of contract in the District Court or County Court at Law for Dallas County, Texas. All obligations breached by the Reorganized Debtor shall be waived by a creditor if the creditor does not timely notify the Reorganized Debtor of the default in accordance with this provision.

     In the event that a lawsuit is filed pursuant to this provision for breach of contract, the Court may award, in its discretion, attorney's fees and litigation costs to the prevailing party. In the event that the Court cannot determine the prevailing party, it may award, in its discretion, a partial award for attorneys' fees and litigation costs.

     The Plan shall be interpreted in accordance with the laws of the State of Texas. Except to the extent prohibited by the laws of the State of Texas, all claims for breach of the Plan shall be filed within one year and one day following the breach or be forever barred.

                 J.  Change of Address and Transfer of Claims

     Any entity or individual who is a holder of a claim or interest shall keep the Reorganized Debtor apprised of any change of address or transfer of claim by sending notice of the change of address or transfer of claim certified mail return receipt requested to Aviva America at Debtor's last known address.

                         K.  Retention of Jurisdiction

     The case may be closed at any time after the Confirmation Date and the Confirmation Order may provide that this Case shall be closed on the Effective Date.

Chapter 11 Plan Dated September 28, 2000                                 Page 10
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

Notwithstanding the Closing of the Case, the Bankruptcy Court, shall retain jurisdiction to hear the following matters:

1.  Motion to Reopen the Case for Any Reason;
2.  Resolution of claims and claims objections;
3.  The correction of any defect or inconsistency in the Plan;
4. Determination of all questions, causes of action, and disputes regarding title to the assets of the Debtor, the Reorganized Company or the estate, or the validity of liens thereon;
5. Interpretation of the Plan, provided however, that a dispute between parties affected by this Plan which is being litigated in another court of competent jurisdiction which requires interpretation of this Plan may be interpreted by that Court for purposes of that dispute.
6.  Modification of the Plan after Confirmation
7. Orders necessary to vest or clear record title to any property of the Reorganized Debtor acquired by the Debtor prior to Confirmation.
8. Orders necessary to obtain documents, or the execution of documents, necessary to complete the Plan.
9. Litigation of pre-confirmation claims by the Reorganized Debtor against third parties.

       L.  General Provisions and Obligations of the Reorganized Debtor

     The Reorganized Company's officers and management shall operate and manage its affairs and business operations during the term of this Plan.

     The Reorganized Company shall not make any distributions or pay any dividends to shareholders until holders of all allowed Claims have been paid in full. The executive management of the Reorganized Debtor will not be compensated by the Reorganized Debtor, however, the Reorganized Debtor will continue to pay its prorata share of the overhead expenses of the Aviva group. This limitation on compensation shall not be interpreted to prohibit payment of reasonable expenses incurred by the executive management while on business for the Reorganized Debtor.

     All payments under the Plan shall be evidenced by the Reorganized Company's checks, in customary form, by wire transfers, or by any other commercially acceptable form.

                               M.  Miscellaneous

     Within thirty (30) days following the Effective Date, The Debtor's Charter shall be amended to limit the class of shares to Class A Common, all of which shall have voting rights pursuant to Delaware law. The charter shall not be further amended in controversion of 11 U.S.C. 1123(a)(6) until the Plan has been completed.

Chapter 11 Plan Dated September 28, 2000                                 Page 11
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

     Directors of the Reorganized Debtor shall be elected by the shareholders of the Reorganized Debtor as provided by Delaware law. Officers of the Reorganized Debtor shall be elected by the Board of Directors in accordance with Delaware law. The election of officers and directors shall be made consistent with the interests of the creditors, equity holders, and public policy.

     In all references herein to any parties, persons, entities or corporations, the use of any particular gender or the plural or singular number is intended to include the appropriate gender or number as the text may require.

     Payment of Claims pursuant to the Plan shall constitute the full settlement, release, discharge and satisfaction of all claims, if any, against the Debtor, the Reorganized Debtor and their property pursuant to 11 U.S.C.
Section 1141.

     The Debtor reserves the right to modify the Plan post-confirmation in accordance with the 11 U.S.C. Section 1127(b).

     All notices, requests or demands in connection with this Plan shall be in writing and shall be deemed to have been given when received, or if mailed, five days after the date of mailing, provided such writing shall be sent by registered or certified mail, postage prepaid, return receipt requested, if to a creditor, to the address set forth on the official mailing matrix, and if sent to the Reorganized Company, addressed to:

                               Mr. Ron Suttill
                               Aviva America, Inc.
                               8235 Douglas Ave.
                               Suite 400
                               Dallas, Texas 75225

with a copy to:

                               Mr. Barry Cannaday
                               Jenkens & Gilchrist, a professional corporation 1445 Ross Ave.
                               Suite 3200
                               Dallas, TX 75202

     All employments of professional persons and official committees pursuant to Court order during the pendency of this Case shall terminate on the Effective Date. Any further professional responsibility of such professionals shall be a matter of contract between the Reorganized Debtor and the Professional, but neither the Debtor

Chapter 11 Plan Dated September 28, 2000                                 Page 12
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

nor the Professional shall have any obligation to continue the employment beyond the Effective Date, unless the Court otherwise orders. Fee applications by professionals submitted after the Confirmation Date need not include time for any post-Effective Date activity other than the fee application, unless the Court orders otherwise.

     The headings used in the Plan are inserted for convenience only and neither constitute a portion of this Plan nor in any manner affect the provisions of the Plan. The definitions in the Plan provide not only definitions, but substantive obligations which are an integral part of the Plan.

     The rights afforded in the Plan shall be in exchange for and in complete satisfaction, discharge and release of all Claims of any nature against the Debtor, the Reorganized Debtor, or any of their assets or properties; and all claimants shall be precluded from asserting claims against the Reorganized Company, or the Reorganized Debtor's assets or properties any other or further Claim based upon any act or omission, transaction or other activity of any kind or nature that occurred prior to the Confirmation Date.

     All distributions mailed by the Reorganized Debtor to any holder of any claim at the holder's last known address shall become property of the Reorganized Debtor if such distributions are returned by the post office as unclaimed or addressee unknown. Any claim holder who claims that the reason for the return was due to an error of some entity other than the Claim Holder shall be barred from filing any lawsuit with respect to such returned distribution after the first annual anniversary of the first returned distribution. The burden of proof that a distribution was not properly mailed shall be on the holder of the claim.

     All parties to this Plan, which includes persons and entities who hold Claims which have been modified, assumed, or otherwise affected by the Plan, shall be obligated to execute such additional documents reasonably necessary to effect the Plan (e.g. an assignment of an interest or release affecting title) and Debtor or any other party may enforce this obligation in the United States Bankruptcy Court.

     The Reorganized Debtor shall be entitled to an order closing the bankruptcy case at any time on or after Substantial Consummation.

     Confirmation of this Plan is conditioned on the Court's entering a final, non-appealable order approving the Pogo Settlement and the Debtor will not seek Plan confirmation until the Pogo Settlement has been finally approved by the Bankruptcy Court.

     Signed as of this 28/th/ day of September 2000.


Chapter 11 Plan Dated September 28, 2000                                 Page 13
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

AVIVA AMERICA, INC.
[Debtor and Debtor-in-Possession]


by  /s/ James L. Busby
   ----------------------------------
James L. "Jay" Busby, its Vice-President

Chapter 11 Plan Dated September 28, 2000                                 Page 14
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